Taubman

Solicitation to Call for Special Meeting to Improve Corporate Governance: Shareholders' Voices Need to be Heard

July 2017

LAND and BUILDINGS

www.SaveTaubman.com
Please email questions or comments to:
SaveTaubman@LandandBuildings.com

Why We Are Calling a Special Meeting

- **Shareholders' voices must be heard**
- We believe Taubman's *vague and non-committal eleventh hour promises* to enhance the Company's governance practices in connection with the 2017 Annual Meeting, which likely swayed the vote in Taubman's favor, *are woefully inadequate*
  - The Company stated that it was "committed to transitioning to annual elections for directors and pursuing accelerated Board refreshment" just *two days before the annual meeting*
  - Taubman made these hurried promises without truly circumscribing them, thereby allowing the Board to kick the can to the 2018 Annual Meeting, perhaps hoping that shareholders would move on and forget
- **Land and Buildings is seeking shareholder consent to call for a Special Meeting in order to** hold management accountable for its promises and allow shareholders to vote, on an advisory basis, on the following three proposals:

> **Proposal 1**: Immediate declassification of the Board, which the Company has the ability to unilaterally and immediately enact by amending Taubman's Bylaws

> **Proposal 2:** Consent of the directors recently elected at the 2017 Annual Meeting to agree to stand for election at the 2018 Annual Meeting together with the directors elected in 2015 so that six directors stand for election at the 2018 Annual Meeting

> **Proposal 3:** Carry out the promised refreshment of the Board by replacing three incumbent directors with three new independent directors by no later than the 2018 Annual Meeting

Special Meeting Timeline



June 30, 2017:
Land and Buildings filed a Definitive Solicitation Statement calling for a Special Meeting of shareholders to vote on three proposals on an advisory basis

By Mid August:
Within 10 days of receiving the necessary consents, Taubman must set a record and meeting date for the Special Meeting

By Early August:
If Land and Buildings receives the written consent of 25% of all votes entitled to be cast, Land and Buildings will deliver the requisite consents to the Company requesting that the Company immediately set a record date and meeting date for the Special Meeting

Between September and December:
Taubman must hold the Special Meeting no less than 30 days and no more than 120 days from the day the Company sets the record and meeting dates

2017 Annual Meeting Results Showed Overwhelming Support For Change by Common Shareholders

- **Land and Buildings' nominees received widespread support at the 2017 Annual Meeting**
- Land and Buildings nominated Charles Elson and Jonathan Litt to serve as directors at the 2017 Annual Meeting in order to effect a much needed refreshment to the Company's Board
  - Land and Buildings' nominees received near unanimous support from active managers and unanimous support of all three of the proxy advisory firms (Institutional Shareholder Services, Glass Lewis and Egan-Jones)
  - Chairman and CEO Bobby Taubman and Lead Director Myron Ullman were re-elected to the Board despite a significant majority of the votes cast by non-Taubman family shareholders supporting the election of Messrs. Elson and Litt principally due to the following:
    - The Taubman family's 30.2% voting power, which we believe is a *violation of the ownership limitation* contained in the Company's Amended and Restated Articles of Incorporation (the "Charter")
    - Certain *vague and non-committal eleventh hour promises* to enhance the Company's governance practices

"[W]e view the Taubman board as an *old-style board in need of further change* and refreshment *beyond the largely cosmetic and reactive changes* it has made to date."

Glass Lewis, May 2017
(Permission to quote from the Glass Lewis report was neither sought nor obtained)

Taubman Finally Addresses Its Serious Governance Deficiencies

- The Company has finally addressed certain aspects of its serious governance deficiencies by stating it would change the Board composition and structure despite repeatedly defending its governance practices

- However, the Company has made hurried promises without truly circumscribing them, effectively kicking the can to the 2018 Annual Meeting

  ▪ Do they expect shareholders to forget and move on?

- The 2017 Annual Meeting results reveal that non-Taubman family shareholders are fed up with the status quo and provide a strong mandate for the Board to immediately bring the Company's corporate governance into the 21st century

  ▪ Green Street Advisors had previously given TCO the worst governance score in the REIT sector!

Taubman Centers Provides Update on Shareholder Engagement

🐦 f in

05/30/2017

Board Remains Committed to Strong Corporate Governance Practices and Alignment with Shareholders

BLOOMFIELD HILLS, Mich.--(BUSINESS WIRE)-- Taubman Centers, Inc. (NYSE: TCO) (the "Company") today issued a statement regarding its ongoing and intensive engagement with shareholders:

Myron ("Mike") E. Ullman III, Lead Director of Taubman and Chair of the Board's Nominating and Corporate Governance committee, said, "Members of the Taubman Board and senior management have recently engaged in in-depth discussions with many of our shareholders in which we solicited their feedback on a wide range of topics, including the Company's overall performance and business strategy, board structure and director qualifications. We discussed with shareholders Taubman's outstanding long-term performance and best-in-class assets, strong competitive position to navigate the rapidly evolving retail environment, and continual governance enhancements year after year, including the well-received appointment of Cia Buckley Marakovits as a new independent director, the creation of the lead director role to replace our previous presiding director structure, our independent Board culture and the depth of relevant skills and expertise represented in our boardroom. Our shareholders have made a convincing case to us that the Board can and should move faster in enhancing Taubman's corporate governance by pursuing accelerated board refreshment and moving forward with transitioning to annual elections for directors. We are committed to taking actions no later than the 2018 annual meeting as we continue to engage with our shareholders on topics of importance to them."

Mr. Ullman continued, "The Board's unanimous decision to support these commitments in the context of on-going engagement with our shareholders reflects Taubman's commitment to listening and responding to investor viewpoints as a vital element in our efforts to deliver superior, long-term shareholder value. We look forward to continued meaningful dialogue with our shareholders and are gratified for their transparency and directness with us."

"Our shareholders have made a convincing case to us that the Board can and should move faster in enhancing Taubman's corporate governance by pursuing accelerated board refreshment and moving forward with transitioning to annual elections for directors"

"[W]e believe the Company's track record of not only maintaining, but also utilizing, long frowned upon corporate governance practices such as a classified board and a dual-class voting stock structure, among others, to disenfranchise common shareholders, as well as the board's general resistance to progressive governance changes, combined with a lack of accountability on the board level, all of which have contributed to sub-optimal operational and TSR performance in recent years, firmly establishes a case for the minority board changes sought by the Dissident."

Glass Lewis, May 2017
(Permission to quote from the Glass Lewis report was neither sought nor obtained)

Proposal 1: Immediate Declassification of the Board

1. Immediate Declassification of the Board

- Prior to Taubman's vague commitment to declassify the Board, Taubman was one of only two REITs of 83 covered by Green Street Advisors with a staggered Board

  ✓ Taubman's Bylaws allow the Company to immediately de-stagger its Board, without shareholder approval

- Immediate de-staggering of the Board means that any directors elected after the declassification will be elected for one-year terms

- **Taubman's Board ignored shareholder proposals to de-stagger the Board two years in a row that were supported by 85%+ of common shareholders that voted to de-stagger the Board – shareholders need to voice their opinions again**

"We believe *staggered boards are less accountable to shareholders than boards that are elected annually.* Furthermore, we feel the *annual election of directors encourages board members to focus on shareholder interests*"

Glass Lewis Guidelines (emphasis added)

"We find that *staggered boards are associated with an economically meaningful reduction in firm value*"

Journal of Financial Economics; Harvard Law and Economics Discussion Paper[1] (emphasis added)

Land and Buildings is seeking shareholders to support an immediate declassification of the Board, which can be ratified by the Board without any further delay

(1) Bebchuk, Lucian A. and Cohen, Alma, The Costs of Entrenched Boards. Journal of Financial Economics, Vol. 78, pp. 409-433, 2005; Harvard Law and Economics Discussion Paper No. 478.

https://papers.ssrn.com/sol3/papers.cfm?abstract_id=556987

www.SaveTaubman.com

"The governance issues raised in this contest are among the company's most salient challenges at present and bear ongoing consequences for shareholder value. The dissident has made a compelling case that the board is in need of additional perspectives—particularly in the area of corporate governance—and additional motivation to center its core constituency."

Institutional Shareholder Services, May 2017
(Permission to quote from the ISS report was neither sought nor obtained)

Proposal 2: Seek Consent of Recently Elected Directors to Stand for 1 Year Term

2. Seek Consent of Recently Elected Directors to Stand for 1 Year Term

- Taubman's three nominees for the 2017 Annual Meeting should consent to stand for re-election at the 2018 Annual Meeting because they were all elected to the Board following a last minute promise to de-stagger the Board, in our view

  - If the Board committed to de-stagger prior to the 2017 Annual Meeting, we believe directors that stood for re-election at that Annual Meeting and subsequently should clearly stand for re-election annually

  - The Board should take all necessary steps to obtain the consent of the three directors elected at the 2017 Annual Meeting, whose terms are currently set to end at the 2020 Annual Meeting, to stand for re-election at the 2018 Annual Meeting

- Supporting this proposal would allow for six of the Company's nine directors to stand for re-election at the 2018 Annual Meeting

> Land and Buildings is seeking shareholders to support its view that the recently elected directors at the 2017 Annual Meeting voluntarily agree to a one-year term as the only reason such directors were re-elected was likely due to Taubman's commitment to de-stagger the Board

Proposal 3: Board Refreshment With Three New Independent Directors No Later than 2018 Annual Meeting

<u>3. Board Refreshment with three new independent directors no later than the 2018 Annual Meeting</u>

- The Board is in dire need of a significant refreshment, with an average tenure of 16 years[1]

- Replacing three existing Board members with three new truly independent Board members could reduce the average tenure to approximately 10 years, closer to a level that leading industry participants believe is appropriate

  - We believe the Company's statement that it is "committed to...pursuing accelerated Board refreshment" is far too vague and shareholders deserve a meaningfully refreshed board to instill a culture of accountability in the boardroom

  - The statement regrading an accelerated Board refresh doesn't say much, in our view, given the over-tenured Board status today

- Leading institutional investor CalPERS has stated more than 12 years of service can compromise director independence, a best practice ignored by seven of Taubman's nine directors

> "We believe director independence can be compromised at 12 years of service – in these situations a company should carry out rigorous evaluations to either classify the director as non-independent or provide a detailed annual explanation of why the director can continue to be classified as independent."
>
> CalPERS Corporate Governance Principles, March 2016

Land and Buildings is seeking shareholders to support a Board refreshment with three new independent directors no later than the 2018 Annual Meeting to reduce the tenure of the Board closer to level supported by leading industry participants

(1) Based on the number of years since the initial appointment of each director to Taubman Centers' Board

Disclosures

This presentation with respect to Taubman Centers, Inc. ("TCO" or, the "Company") is for general informational purposes only and does not constitute legal, tax, investment, financial or other advice or a recommendation to enter into or conclude any transaction or buy or sell any security (whether on the terms shown herein or otherwise). It does not have regard to the specific investment objective, financial situation, suitability or particular need of any specific person who may receive this presentation, and should not be taken as advice on the merits of any investment decision. The views expressed herein represent the opinions of Land & Buildings Investment Management ("Land and Buildings"), and are based on publicly available information, including information derived or obtained from filings made with the Securities and Exchange Commission (the "SEC"), other regulatory authorities and from third parties (including other companies considered comparable).

Land and Buildings has not sought or obtained consent from any third party to use any statements or information indicated herein. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. No representation or warranty is made that data or information, whether derived or obtained from filings made with the SEC or from any third party, are accurate and complete.

There is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied herein. All investments involve risk, including the risk of total loss. The estimates, projections, pro forma information and potential impact of Land and Buildings' action plan set forth herein are based on assumptions that Land and Buildings believes to be reasonable, but there can be no assurance or guarantee that actual results or performance of the Company will not differ, and such differences may be material. This presentation does not recommend the purchase or sale of any security.

Under no circumstances is this presentation to be used or considered as an offer to sell or a solicitation of an offer to buy any security or investment in any fund or account managed by Land and Buildings. Private investment funds advised by Land and Buildings currently hold shares of the Company's common stock. Land and Buildings manages investment funds that are in the business of trading – buying and selling – public securities. It is possible that there will be developments in the future that cause Land and Buildings and/or one or more of the investment funds it manages, from time to time (in open market or privately negotiated transactions or otherwise), to sell all or a portion of their shares (including via short sales), buy additional shares or trade in options, puts, calls or other derivative instruments relating to such shares.

Land and Buildings recognizes that there may be non-public information in the possession of the companies discussed in the presentation that could lead these companies to disagree with Land and Buildings' conclusions. The analyses provided may include certain forward-looking statements, estimates and projections prepared with respect to, among other things, the historical and anticipated operating performance of the companies discussed in this presentation, access to capital markets, market conditions and the values of assets and liabilities. Such statements, estimates, and projections reflect various assumptions by Land and Buildings concerning anticipated results that are inherently subject to significant economic, competitive, and other uncertainties and contingencies and have been included solely for illustrative purposes. No representations and/or warranty, express or implied, are made by Land and Buildings, its affiliates, its or their representatives, agents or associated companies or any other person, as to the reliability, accuracy or completeness of such statements, estimates or projections or with respect to any materials contained in this presentation, or in any other written or oral communication transmitted or made available to the recipient; and, the information contained in this presentation may not contain all of the information required in order to evaluate the value of the companies discussed in this presentation. Land and Buildings, its affiliates and its and their representatives, agents and associated companies expressly disclaim any and all liability based, in whole or in part, on such information, errors therein or omissions therefrom.

Land and Buildings' views and opinions expressed in this report are current as of the date of this report, and are subject to change. Land and Buildings reserves the right to change any of its opinions expressed herein at any time, but it disclaims any obligation to update this presentation for any changes in its views, analysis and/or opinions expressed herein, including, without limitation, the manner or type of any Land and Buildings investment. Past performance is not indicative of future results. Registration of an Investment Adviser does not imply any certain level of skill or training. Land and Buildings has received no compensation for the production of the research/presentation.

Funds managed by Land and Buildings and its affiliates have invested in common stock of TCO. It is possible that there will be developments in the future that cause Land and Buildings to change its position regarding TCO. Land and Buildings may buy, sell, cover or otherwise change the form of its investment for any reason. Funds managed by Land and Buildings and its affiliates may invest in other companies mentioned in this report from time to time.

All registered or unregistered service marks, trademarks and trade names referred to in this presentation are the property of their respective owners, and Land and Buildings' use herein does not imply an affiliation with, or endorsement by, the owners of these service marks, trademarks and trade names.